767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

April 20, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Maryse Mills-Apenteng

Re:	Black Knight Financial Services, Inc.
Registration Statement on Form S-1
Filed March 30, 2015
File No. 333-201241

Dear Ms. Mills-Apenteng:

On behalf of our client, Black Knight Financial Services, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-201241) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated April 16, 2015. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Amendment No. 3.

Prospectus Summary

Corporate Structure and Reorganization, page 9

1.	Please significantly revise the penultimate paragraph on page 11 to present key information using clear, everyday language and to avoid the use of legal jargon.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please refer to page 11.

Securities and Exchange Commission

April 20, 2015

Agreements with Our Principal Equityholders, page 14

2.	Please specify the “certain additional agreements” you intend to enter into with your existing equity holders.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please refer to page 14.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note (2) Pro Forma Adjustment, page 77

3.	We note that you may be required to make tax distributions to help each of the holders of the Units to pay taxes according to such holder’s allocable share of taxable income rather than on a pro rata basis pursuant to the Amended and Restated Operating Agreement. Tell us how you plan to account for this arrangement and what consideration you gave to reflecting these tax distributions in your pro forma financial information.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that any tax distributions will be made to the holders of Units in the period in which the holders receive an allocable share of taxable income. Tax distributions will be accounted for as a reduction to cash with a corresponding reduction to non-controlling interests in the period the distribution is made. Due to this accounting treatment, we have not included tax distributions in the pro forma financial information.

4.	You indicate in adjustment (a) that you have assumed that you will own 42% of BKFS Operating LLC after this offering. Please explain to us and disclose the accounting model you relied upon in your conclusion to consolidate BKFS Operating LLC. In addition, please confirm to us that you will provide the basis for consolidation and any other required disclosure in ASC 810-10-50 in future filings.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that pursuant to ASC 810-10-15-8, the power to control may also exist with a less than 50 percent ownership of outstanding voting shares. After completion of the Offering Reorganization, the Company will conduct its business through BKFS Operating LLC and its subsidiaries. The Company will have a sole managing member interest in BKFS Operating LLC, which grants it the exclusive authority to manage, control and operate the business and affairs of BKFS Operating LLC and its subsidiaries, pursuant to the terms of an amended and restated limited liability company agreement of BKFS Operating LLC (the “Amended and Restated Operating Agreement”). Under the terms of the Amended and Restated Operating Agreement, the Company is authorized to manage the business of BKFS Operating LLC, including enter into contracts, manage bank accounts, hire employees and agents, incur and pay debts and expenses, merge or consolidate with other entities and pay taxes. As a result of the Company being the sole managing member and possessing the rights established in the Amended and Restated Operating Agreement, the Company will control BKFS Operating LLC and will appropriately consolidate the operations thereof.

The Company respectfully advises the Staff that disclosure has been added on page 76 regarding the accounting model it relied upon in its conclusion to consolidate BKFS Operating LLC and confirms that it will provide the basis of consolidation and all other disclosures required by ASC 810-10-50 in all applicable future filings.

Securities and Exchange Commission

April 20, 2015

5.	In adjustment (e), please explain the adjustments for the acceleration of certain profits interests awards from BKFS Operating LLC as a result of the offering. Tell us why these adjustments are considered factually supportable, directly attributable to the transaction, and expected to have a continuing impact on the statement of operations. Refer to Rule 11-02(b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment and, upon further consideration, has revised the pro forma adjustment on page 77 to exclude the acceleration of certain profits interest awards. The Company also respectfully advises the Staff that separate disclosure was added regarding the expected future impact of this nonrecurring charge in accordance with Rule 11-02(b)(5) of Regulation S-X. In addition, the Company has amended note (a) on page 77 regarding the expected impact on deferred taxes as a result of the merger of the THL Intermediaries with and into the Company.

Liquidity and Capital Resources

Cash Requirements, page 100

6.	You indicate on page 59 that you intend to make tax distributions to the holders of Units and to fund dividends. Revise to disclose the reasonably expected impact on your liquidity from the currently known trends, events and uncertainties related to the agreement to make these distributions. Refer to Sections I II.B.3 and IV of SEC Release 33-8350.

The Company respectfully advises the Staff that it has revised its disclosure under Liquidity and Capital Resources on page 100 to specifically reference the potential future tax distributions to holders of Units and that such distributions will depend upon the amounts of income allocable to the holders of Units in those periods. The Company respectfully advises the Staff that it has also revised its disclosure on page 59 to clarify that BFKS Operating LLC will not make tax distributions to fund dividends.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch, Esq.
Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP

cc:	Michael L. Gravelle, Black Knight Financial Services, Inc.
cc:	Patrick S. Brown, Sullivan & Cromwell LLP

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